

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2017

Richard D. Peach
Senior Vice President, Chief Financial Officer
and Chief of Corporation Operations
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, Oregon 97201

> **Re: Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed October 25, 2016**
> **File No. 0-22496**

Dear Mr. Peach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-GAAP Financial Measures, page 47

1. Please explain to us why your presentation of adjusted operating income (loss), adjusted net income (loss) from continuing operations, adjusted diluted earnings per share and Adjusted EBITDA excluding the impact of the resale or modification of certain previously contracted shipments, net of recoveries, does not represent an individually tailored measurement method substituted for that of GAAP. Additionally, please address why your presentation of Adjusted Operating Income (Loss) Excluding Estimated Average Inventory Accounting does not also represent an individually tailored measurement method. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your quarterly report for the period ended November 30, 2016, press releases and conference call presentation slides.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant

cc: Peter B. Saba
     Senior Vice President, General Counsel
     and Corporate Secretary